Mail Stop 3561

September 26, 2008

Joseph L. Griffin, President & Chief Executive Officer
Hiland Holdings, GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma, 73701

> **Re:** **Hiland Holdings, GP, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 001-33018**
>
> **Hiland Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 000-51120**

Dear Mr. Griffin:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Joseph L. Griffin
Hiland Holdings, GP, LP
Hiland Partners, LP
September 26, 2008
Page 2

Form 10-K of Hiland Holdings, GP, LP and Form 10-K of Hiland Partners, LP for the Fiscal
Year Ended December 31, 2007

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to Hiland Partners. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of Hiland Holdings, GP, LP.

2. Both 10-Ks state that the filing number is 000-51120. However, on EDGAR we note that the file number for Hiland Holdings, GP, LP is 001-33018 and Hiland Holdings, LP is 000-51120. On future filings, please make sure that the file number listed on each filing matches the EDGAR filing number.

Items 1. and 2. Business and Properties, page 3

3. You indicate that the midstream assets of Hiland Partners, LP consist of 14 natural gas gathering systems. However, we note that you only discuss 10 gathering systems in your property discussion. Please clarify the number of gathering systems you have that are material to your operations.

4. You discuss that Hiland Partners, LP must comply with numerous environmental regulations. Please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and your succeeding fiscal year and for such further periods as you may deem material. Please refer to Item 101(c)(vii) of Regulation S-K.

5. We note that under the caption "Credit Risks" located in Item 7A that OGE Energy Resources, Inc., SemStream, L.P., ConocoPhillips, Inc and Montana-Dakota Utilities Co. accounted for approximately 19%, 19%, 12% and 11% respectively, of your revenues. Please disclose in your business discussion your reliance on these few customers and any material adverse effect that a loss of any of these customers would have on your business. Please refer to Item 101(c)(vii) of Regulation S-K.

Joseph L. Griffin
Hiland Holdings, GP, LP
Hiland Partners, LP
September 26, 2008
Page 3

Item 1A. Risk Factors, page 23

6. In general, descriptions of risks that describe circumstances that could apply equally to
other businesses that are similarly situated are generic risks that should not be included
in your risk factor section. Please either eliminate these generic risks, or revise them to
state specific material risks to your company or to the purchasers in this offering. For
example, we note that the following risk factors appear to contain generic disclosures:

- "A decrease in our cash flow will reduce the amount of cash we have
available for distribution to our unit holders or to service our debt," 10-K
of Hiland Partners, LP, page 24;
- "In the future, we may not have sufficient cash to pay our quarterly
distribution or to increase distribution, page 26;
- "Increase in interest rates could adversely impact our unit price and our
ability to issue additional equity to make acquisitions, reduce debt or
finance internal growth projects," page 31.

Please note these are examples only. Also, each sub-caption should set forth the risk
factor and adequately describe the risk. Please revise your risk factor sections as
necessary in future filings. Refer to Item 503(c) of Regulation S-K.

Item 5. Market for Registrant's Common Units and Related Unitholder Matters and Issuer
Purchases of Equity Securities, page 49

7. You indicate that the information required under Item 201(d) is located in Item 12
"Security Ownership of Certain Beneficial Owners and Management and Related
Unitholder Matters." However, we were unable to locate this information in Item 12 or
in Note 1 of the 10-K of Hiland Partners, LP. Please provide the table required under
Item 201(d). Please refer to Item 201(d) of Regulation S-K.

8. We were unable to locate the performance graph required by Item 201(e) in the 10-K of
Hiland Partners, LP. Since Hiland Partners, LP first issued units in 2005 please provide
the performance graph pursuant to Item 201(e) from that point forward. Please refer to
Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 56.

How Hiland Partners Evaluates Its Operations, page 59

9. We note that you have included a financial measure called "total segment margin," which is a non-GAAP financial measure. Please expand your current discussion regarding total segment margin to disclose the reasons why you believe that the presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.

Our Results of Operations, page 57 of Hiland Partners' 10-K

10. At the bottom of your "Year End December 31" table on page 57 of the 10-K of Hiland Partners, LP you list certain components of "Operating Data (unaudited)". The totals you provide for 2005 do not equal the sum of Hiland Partners' 2005 totals and its predecessor's 2005 totals. Please revise.

Capital Requirements, page 76

11. You state that your "…midstream energy business is capital intensive…" and "…Hiland Partners anticipates that it will continue to invest significant amounts of capital to grow and acquire assets." In light of these statements and other facts in your disclosure regarding capital expenditures, please discuss your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Please refer to Item 303(a)(2) of Regulation S-K.

12. Please advise or revise to include scheduled interest payments on your credit facility in your table of contractual cash obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Refer to Item 303(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 85

13. Please present summarized market risk information for the preceding fiscal year. In addition, please discuss the reasons for any material quantitative changes in market risk

exposures between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K.

14. You indicate that because of your credit facilities a certain change in interest rates may result in an increase or decrease in your interest expense. Please indicate the particular markets that present your primary risk of loss. For example, if you are most vulnerable to a change in short-term U.S. prime rates, please disclose the existence of that exposure. Instruction 1(B) of Item 305(b) or Regulation S-K.

Item 11. Executive Compensation, page 93

Annual Incentive Cash Bonus, page 96

15. You indicate that the chief executive officer provides recommendations to the compensation committee relative to the amount an executive should receive under your "Annual Incentive Cash Bonus". Also, you indicated that the former chief executive officer provided recommendations to the chairman of the board as to the number of options you should grant to executive officers under your "Long-Term Incentive" program. Please expand your disclosure to discuss the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. Please refer to Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the compensation committee in establishing measures, targets and similar items that affect his compensation and whether he retains the ability to call compensation committee meetings.

16. In several places in your discussion you indicate that the compensation of executive officers is driven, in part, by the overall financial performance of the company. Please provide quantitative or qualitative disclosure of the operational and financial performance goals and targets that you take into account in setting compensation policies and making compensation decisions. Refer to Item 402(b)(2)(5) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Joseph L. Griffin
Hiland Holdings GP, LP
Hiland Partners, LP
September 26, 2008
Page 6

Long-Term Incentive Compensation, page 96

17. On page 97 you discuss grants of your common units under your Long-Term Incentive
Program. Therefore, it would seem your "Grants of Plan Based Awards" table may need
to include columns (f), (g), (h) of Item 402(d). Also, based on the above it would seem
that your "Outstanding Equity Awards at Fiscal Year-End" table may need to include
columns (d), (i), (j) of Item 402(e) Please revise, as appropriate, your executive
compensation tables to include information regarding your long-term incentive plan or
advise us why those columns do not apply to you. Please refer to Item 402 and
specifically, Item 402(d) and 402(e) of Regulation S-K.

Summary Compensation Table, page 99

18. In comparing the "Summary Compensation" tables of Hiland Partners, LP and Hiland
Holdings, GP, LP we note that the salaries of Joseph Griffin, Randy Moeder and Ken
Maples are higher on the "Summary Compensation" table of Hiland Partners, LP. Since
you indicate that these officers served as officers of both the general partner of Hiland
Partner's LP and Hiland Holdings, GP, LP please reconcile these numbers and disclose
in a footnote the amount of salary attributable to work related to Hiland Partners, LP and
to Hiland Holdings, GP, LP.

Outstanding Equity Awards at [sic] Fiscal Year-End, page 101

19. The "Outstanding Equity Awards at Fiscal Year-End" tables in the 10-K of Hiland
Partners, LP and the 10-K of Hiland Holdings, GP, LP are nearly identical, except for
the first two columns regarding Mr. Maples. Please revise or explain the difference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unit
Holder Matters, page 107.

20. We note that you list Mr. Hamm as the beneficial owner of 1,301,471 common units and
4,080,000 subordinated units of Hiland Partners, LP through his indirect ownership of
Hiland Holdings GP, LP. Please revise the "Beneficial Ownership of Hiland Partners'
LP" table to indicate the ownership interest of Hiland Holdings, GP, LP in Hiland
Partners, LP and Mr. Hamm's indirect interest. Please provide appropriate disclosure
through a footnote or otherwise as to their respective ownership interests to avoid
confusion and so that the same shares will not be counted more than once. Refer to
Instructions to Item 403 of Regulation S-K.

21. We note that the executive officers of Hiland Holdings, GP, LP are absent from the "Beneficial Ownership of Hiland Holdings, GP, LP" table. Please indicate the ownership interests of the named executive officers of Hiland Holdings, GP, LP. Please refer to Item 403(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 109

22. Please clearly state the relationship of Mr. Harold Hamm to Continental Resources, Inc. ("CLR"), including any position he holds with CLR and his ownership interest in CLR. Please refer to Item 404(a)(2) of Regulation S-K.

Item 15. Exhibits

Exhibit 4 Instruments Defining Rights of Security Holders

23. We note that you discuss certain rights of the holders of your common units, such as their right to receive distributions before certain subordinated units, limited voting rights etc. However, you did not file as an exhibit any instrument that defines the rights of security holders. Please file any instrument that defines the rights of security holders, or incorporate the documents by reference. Refer to Item 601(b)(4) of Regulation S-K.

Exhibits 31.1 and 31.2

24. We note that in paragraphs 2, 3, 4 of your certifications that you replace the word "report" with "annual report" or "quarterly report" depending on if the certification is filed as an exhibit for a 10-K or 10-Q. We also note that you use the title of the certifying individual in the first paragraph of each certification. Further, you have deleted the semicolon and the word "and" at the end of paragraph 4(d) on the certifications you filed with your 10-Ks. In future filings, please omit the word annual or quarterly in paragraphs, 2, 3, 4, and/or 5, and do not include the title of the certifying individual in the first paragraph. Please confirm that you did not intend the inclusion of the title of your chief executive officer and chief financial officer at the beginning of the certification to be a limitation as to the capacity in which such individuals were providing their certifications. In all future filings, your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Joseph L. Griffin
Hiland Holdings GP, LP
Hiland Partners, LP
September 26, 2008
Page 8

Signatures, page 101

25. We note that the controller, or principal accounting officer or someone with comparable responsibility has not signed your 10-Ks. Please revise. If the chief financial officer is signing as both the principal financial and the principal accounting officer, please indicate that they are signing in this capacity. Please refer to Form 10-K.

Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies, page F-10

Intangible Assets, page F-13

26. Please advise us of the contract terms, including renewal period and other factors considered in determining the estimated lives of 10 years for your gas sales and compression contracts. Also, advise us how you determine the estimated lives of 10 years for customer relationships.

Note 7: Long-Term Debt, page F-33

27. We note dividends you receive from Hiland Partners are subject to certain restrictions. Please explain to us in detail how you determined Hiland Holdings is not required to provide Schedule I. Refer to Rules 4-08(e) and 5-04 of Regulation S-X.

Hiland Holdings, GP, LP and Hiland Partners, LP, 10-Q for Fiscal Quarter Ending March 31, 2008

28. You indicated that on February 6, 2008, Hiland Partners, LP entered into their fourth amendment to their credit facility dated as of February 15, 2005. Please file this amendment as an exhibit to your filing. Refer to Instruction two of Item 602(b)(10) of Regulation S-K.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Joseph L. Griffin
Hiland Holdings GP, LP
Hiland Partners, LP
September 26, 2008
Page 9

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or in her absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Attorney-Advisor, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director